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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

NEW WORLD RESTAURANT GROUP, INC.
(Name of Issuer)
Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)
649271103
(CUSIP Number)
Greenlight Capital, L.L.C.
140 East 45th Street, 24th Floor
New York, New York 10017
Tel. No.: (212) 973-1900

- with copies to -

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 16, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	649271103

1	NAMES OF REPORTING PERSONS: Greenlight Capital, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		5,156,032

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,156,032

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,156,032

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	49%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

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CUSIP No.	649271103

1	NAMES OF REPORTING PERSONS: David Einhorn

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		9,983,469

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,983,469

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,983,469

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	94.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

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CUSIP No.	649271103

1	NAMES OF REPORTING PERSONS: Greenlight Capital, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		4,827,437

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,827,437

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,827,437

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	45.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

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CUSIP No.	649271103

1	NAMES OF REPORTING PERSONS: Greenlight Capital, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,277,175

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,277,175

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,277,175

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

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CUSIP No.	649271103

1	NAMES OF REPORTING PERSONS: Greenlight Capital Qualified, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		3,878,857

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,878,857

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,878,857

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	36.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

6 of 12

CUSIP No.	649271103

1	NAMES OF REPORTING PERSONS: Greenlight Capital Offshore, Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		4,827,437

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,827,437

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,827,437

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	45.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

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AMENDMENT NO. 8 TO SCHEDULE 13D
     This Amendment No. 8 to Schedule 13D (the “Schedule 13D”), relating to shares of common stock, par value $0.001 per share, (“Common Stock”) of New World Restaurant Group, Inc., f/k/a New World Coffee – Manhattan Bagel, Inc., f/k/a New World Coffee & Bagels, Inc., a Delaware corporation (the “Issuer”), 1687 Cole Boulevard, Golden, Colorado 80401, is being filed as an amendment to the statement on Schedule 13D as filed with the Securities and Exchange Commission (the “Commission”) on January 30, 2001, as amended by Amendment No. 1 filed with the Commission on February 2, 2001, Amendment No. 2 filed with the Commission on July 2, 2001, Amendment No. 3 filed with the Commission on May 30, 2003, Amendment No. 4 filed with the Commission on June 20, 2003, Amendment No. 5 filed with the Commission on July 16, 2003, Amendment No. 6 filed with the Commission on October 15, 2003 and Amendment No. 7 filed with the Commission on February 7, 2006. This Schedule 13D is filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight”), and certain of its affiliates, Greenlight Capital, L.P., a Delaware limited partnership (“Greenlight Fund”), of which Greenlight is the general partner, Greenlight Capital Qualified, L.P., a Delaware limited partnership (“Greenlight Qualified”), of which Greenlight is the general partner, Greenlight Capital Offshore, Ltd., a British Virgin Islands international business company (“Greenlight Offshore”), for whom Greenlight Capital, Inc. (“Greenlight Inc.”), an affiliate of Greenlight, acts as investment advisor, and Mr. David Einhorn, principal of Greenlight and Greenlight Inc. (the “Principal,” and, together with Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and Greenlight Inc., the “Reporting Persons”).
     This Amendment No. 8 to Schedule 13D relates to the exercise of warrants (collectively, “Warrants”) held by Greenlight Fund, Greenlight Qualified and Greenlight Offshore (collectively, the “Greenlight Funds”) to purchase shares of Common Stock.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs:
     On June 16, 2006, Greenlight Fund made a cashless exercise of Warrants that it held to purchase an aggregate 65,779 shares of Common Stock at an exercise price of $0.60 per share (the “Series F Warrants”) and a cash exercise of Warrants that it held to purchase an aggregate 1,015 shares of Common Stock at an exercise price of $1.00 per share (the “IRN Warrants”). The closing price of the Common Stock on the day prior to exercise was $5.25 per share. Pursuant to the cashless exercise provisions of the Series F Warrants, an aggregate 7,518 shares of Common Stock were surrendered in connection with the exercise of the Series F Warrants, with a net acquisition of an aggregate 58,261 shares of Common Stock being issued to Greenlight Fund pursuant to the cashless exercise of the Series F Warrants. The IRN Warrants were exercised for an aggregate price of $1,015.
     On June 16, 2006, Greenlight Qualified made a cashless exercise of Series F Warrants for an aggregate 170,863 shares of Common Stock and a cash exercise of IRN

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Warrants for an aggregate 2,461 shares of Common Stock. The closing price of the Common Stock on the day prior to exercise was $5.25 per share. Pursuant to the cashless exercise provisions of the Series F Warrants, an aggregate 19,527 shares of Common Stock were surrendered in connection with the exercise of the Series F Warrants, with a net acquisition of an aggregate 151,336 shares of Common Stock being issued to Greenlight Qualified pursuant to the cashless exercise of the Series F Warrants. The IRN Warrants were exercised for an aggregate price of $2,461.
     On June 16, 2006, Greenlight Offshore made a cashless exercise of Series F Warrants for an aggregate 179,493 shares of Common Stock and a cash exercise of IRN Warrants for an aggregate 2,381 shares of Common Stock (the “IRN Warrants”). The closing price of the Common Stock on the day prior to exercise was $5.25 per share. Pursuant to the cashless exercise provisions of the Series F Warrants, an aggregate 20,514 shares of Common Stock were surrendered in connection with the exercise of the Series F Warrants, with a net acquisition of an aggregate 158,979 shares of Common Stock being issued to Greenlight Offshore pursuant to the cashless exercise of the Series F Warrants. The IRN Warrants were exercised for an aggregate price of $2,381.
     On January 18, 2006, Greenlight Fund made a cashless exercise of Warrants that it held to purchase an aggregate 13,804 shares of Common Stock at an exercise price of $0.60 per share (the “January 2001 Warrants”). The closing price of the Common Stock on the day prior to exercise was $4.50 per share. Pursuant to the cashless exercise provisions of the January 2001 Warrants, an aggregate 1,840 shares of Common Stock were surrendered in connection with the exercise of such Warrants, with a net acquisition of an aggregate 11,964 shares of Common Stock being issued to Greenlight Fund under such Warrants.
     On January 18, 2006, Greenlight Qualified made a cashless exercise of January 2001 Warrants for an aggregate 30,940 shares of Common Stock at an exercise price of $0.60 per share. The closing price of the Common Stock on the day prior to exercise was $4.50 per share. Pursuant to the cashless exercise provisions of the January 2001 Warrants, an aggregate 4,125 shares of Common Stock were surrendered in connection with the exercise of such Warrants, with a net acquisition of an aggregate 26,815 shares of Common Stock being issued to Greenlight Qualified under such Warrants.
     On January 18, 2006, Greenlight Offshore made a cashless exercise of January 2001 Warrants for an aggregate 25,719 shares of Common Stock at an exercise price of $0.60 per share. The closing price of the Common Stock on the day prior to exercise was $4.50 per share. Pursuant to the cashless exercise provisions of the January 2006 Warrants, an aggregate 3,429 shares of Common Stock were surrendered in connection with the exercise of such Warrants, with a net acquisition of an aggregate 22,290 shares of Common Stock being issued to Greenlight Offshore under such Warrants.

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Item 4. Purpose of the Transaction
     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph:
     Greenlight Fund, Greenlight Qualified and Greenlight Offshore exercised the Warrants described in Item 3 above as a result of their impending expiration dates. Greenlight Fund, Greenlight Qualified and Greenlight Offshore exercised Warrants on January 18, 2006 pursuant to automatic cashless exercise provisions contained therein. Greenlight Fund, Greenlight Qualified and Greenlight Offshore exercised the Series F Warrants on June 16, 2006 because such Warrants were due to expire on June 19, 2006. Greenlight Fund, Greenlight Qualified and Greenlight Offshore exercised the IRN Warrants on June 16, 2006 because such Warrants were to due expire on June 20, 2006.
Item 5. Interest in Securities of the Issuer
     The first paragraph of Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) As of June 16, 2006, Greenlight beneficially owns 5,156,032 shares of Common Stock of the Issuer held by Greenlight Fund and Greenlight Qualified, which represents 49% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 5,156,032 shares of Common Stock beneficially owned by Greenlight as of the date hereof, by (ii) 10,523,465 shares of Common Stock, which equals the sum of (y) 10,087,963 shares of Common Stock outstanding as of May 5, 2006 based upon the Issuer’s Form 10-Q filed with the Commission on May 11, 2006 and (z) 435,502 shares of Common Stock issued upon exercise of the Warrants.
     As of June 16, 2006, the Principal beneficially owns 9,983,469 shares of Common Stock of the Issuer, which represents 94.9% of the Issuer’s outstanding shares of Common Stock held by Greenlight Fund, Greenlight Qualified and Greenlight Offshore, which such percentage was calculated by dividing (i) the 9,983,469 shares of Common Stock beneficially owned by the Principal as of the date hereof, by (ii) 10,523,465 shares of Common Stock, which equals the sum of (y) 10,087,963 shares of Common Stock outstanding as of May 5, 2006 based upon the Issuer’s Form 10-Q filed with the Commission on May 11, 2006 and (z) 435,502 shares of Common Stock issued upon exercise of the Warrants.
     As of June 16, 2006, Greenlight Inc. beneficially owns 4,827,437 shares of Common Stock of the Issuer, which represents 45.9% of the Issuer’s outstanding shares of Common Stock held by Greenlight Offshore, which such percentage was calculated by dividing (i) the 4,827,437 shares of Common Stock beneficially owned by Greenlight Inc. as of the date hereof, by (ii) 10,523,465 shares of Common Stock, which equals the sum of (y) 10,087,963 shares of Common Stock outstanding as of May 5, 2006 based upon the Issuer’s Form 10-Q filed with the Commission on May 11, 2006 and (z) 435,502 shares of Common Stock issued upon exercise of the Warrants.

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     The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Principal, Greenlight and Greenlight Inc. is, for the purposes of Section 13(d) or 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 9,983,469 shares of Common Stock owned by Greenlight Fund, Greenlight Qualified, and Greenlight Offshore.
     Items 5(b) and (c) are amended and restated in their entirety as follows:
     (b) Greenlight and the Principal, for the account of each of Greenlight Fund and Greenlight Qualified, have the power to vote and dispose of the aggregate 5,156,032 shares of Common Stock held by Greenlight Fund and Greenlight Qualified. Greenlight Inc. and the Principal, for the account of Greenlight Offshore, have the power to vote and dispose of the aggregate 4,827,437 shares of Common Stock held by Greenlight Offshore.
     (c) None of Greenlight, Greenlight Inc., Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Principal has engaged in any transactions in the Common Stock within the past 60 days except through the exercise of the Warrants, as set forth above.

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Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 20, 2006

GREENLIGHT CAPITAL, L.L.C.

By:	/s/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

GREENLIGHT CAPITAL, INC.

By:	/s/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

GREENLIGHT CAPITAL, L.P.

By:	Greenlight Capital, L.L.C., its general partner

By:	/s/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

GREENLIGHT CAPITAL QUALIFIED, L.P.

By:	Greenlight Capital, L.L.C., its general partner

By:	/s/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

GREENLIGHT CAPITAL OFFSHORE, LTD.

By:	Greenlight Capital, Inc., its investment advisor

By:	/s/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

/s/ DANIEL ROITMAN

Daniel Roitman, on behalf of David Einhorn
     The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13D on David Einhorn’s behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005, by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A. is hereby incorporated by reference.

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